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                            February 14, 2023

       Claudius Tsang
       Director and Chief Executive Officer
       A Paradigm Acquisition Corp.
       Level 39, Marina Bay Financial Centre
       Tower 2, 10 Marina Boulevard
       Singapore 018983

                                                        Re: A Paradigm
Acquisition Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted January
17, 2023
                                                            CIK No. 0001956439

       Dear Claudius Tsang:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted January 17, 2023

       The Offering, page 34

   1. Where you state on page 34 that stockholders may seek to redeem their shares, regardless of whether they vote
for or against the proposed business combination, please clarify whether stockholders
may elect to redeem if they abstain from voting on the proposed business combination.
 Claudius Tsang
FirstName
A ParadigmLastNameClaudius
            Acquisition Corp. Tsang
Comapany14,
February  NameA
            2023 Paradigm Acquisition Corp.
February
Page 2 14, 2023 Page 2
FirstName LastName
Risk Factors
If we seek shareholder approval of our initial business combination, page 54

2. We note that your sponsor, officers, directors and affiliates may purchase shares from public stockholders for the purpose of voting those shares in favor of a proposed business combination, thereby increasing the likelihood of the completion of the combination.
         Please explain how such purchases would comply with the requirements of Rule 14e-5 under the Exchange Act. Refer to Tender Offer Rules and Schedules Compliance and
         Disclosure Interpretation 166.01 for guidance.
We may redeem your unexpired warrants prior to their exercise..., page 81

3. We note your ability to redeem outstanding warrants at any time after they become exercisable and prior to their expiration, at a price of $1.00 per warrant if certain conditions are met. However, on page 22, you disclosed that you may redeem the outstanding warrants (excluding the private placement warrants) at a price of $0.01 per warrant. Please advise or reconcile the discrepancy.
We may issue our shares to investors in connection with our initial business combination..., page
82

4. We note that potential PIPE transactions are meant to enable you to provide sufficient liquidity to the post-business combination entity. Clearly disclose their impact to you and investors, including that the arrangements result in costs particular to the de-SPAC process that would not be anticipated in a traditional IPO. If true, disclose that the agreements are intended to ensure a return on investment to the investor in return for
         funds facilitating the sponsor   s completion of the business
combination or providing
         sufficient liquidity.
We may not be able to complete an initial business combination with a U.S. target company..., page 103

5. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person.
Enforceability of Civil Liabilities, page 117

6. We note disclosure on the difficulties related to civil enforcement since your directors and officers are nationals or residents of jurisdictions other than the United States, and all or a substantial portion of their assets are located outside the United States. Please expand your disclosure to identify each officer and/or director located in China or Hong Kong.
Capitalization, page 125

7. It appears you intend to account for your private warrants as equity. Please provide us with your analysis under ASC 815-40 to support your accounting treatment for these
 Claudius Tsang
A Paradigm Acquisition Corp.
February 14, 2023
Page 3
      warrants. As part of your analysis, please address whether there are any terms or provisions in the warrant agreement that provide for potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the warrant, and if so, how you analyzed those provisions in accordance with the guidance in ASC 815-40. Your response should address, but not be limited to, your disclosure that "[i]f the private placement warrants are held by someone other than our sponsor, Cantor or their permitted transferees, the placement warrants will be redeemable by us and exercisable by such holders on the same basis as the warrants included in the units being sold in this offering."
Report of Independent Registered Public Accounting Firm, page F-2

8. Please ensure that your auditor's report is dated in your next amendment. Statement of Cash Flows, page F-6

9. Please tell us why proceeds from the promissory note to a related party of $2,939 are recorded on your statement of cash flows when the balance sheet and Note 5 indicate that the loan amount was $8,597 as of December 31, 20222.
       You may contact Eric McPhee at 202-551-3693 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact Kibum Park at 202-551-6836 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                            Sincerely,
FirstName LastNameClaudius Tsang
                                                            Division of
Corporation Finance
Comapany NameA Paradigm Acquisition Corp.
                                                            Office of Real
Estate & Construction
February 14, 2023 Page 3
cc:       Jeffrey C. Cohen
FirstName LastName